ROYCE VALUE TRUST, INC.
745 FIFTH AVENUE
NEW YORK, NY 10151

April 30, 2018

VIA EDGAR

David L. Orlic, Esq.
Senior Counsel
Division of Investment Management
Securities and Exchange Commission 100 F Street, NE
Washington, D.C. 20549

Re:    Royce Value Trust, Inc.
Registration Statement on Form N-2 (File No. 333-222703)

Dear Mr. Orlic:

On behalf of Royce Value Trust, Inc. (the "Fund"), below are responses to the telephonic comments provided by you to the undersigned relating to Pre-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2, including the exhibits thereto ("Amendment No. 1"). The proposed changes referred to herein along with certain non-material updating changes will be included in a subsequent pre-effective amendment to the Fund's Registration Statement on Form N-2 or in a filing made pursuant to Rule 497 under the Securities Act of 1933, as amended (referred to herein as the "Subsequent Filing"). Unless otherwise indicated, defined terms used herein have the meaning set forth in the Amendment No. 1.

General

General:
The SEC staff previously asked the Fund to provide an analysis as to how the offering can be made without disclosing a specific price until after the sale.  We are still considering the Fund's response to our comment.

Response:
The Fund represents that it will revise the terms of the Offer so that the Pricing Date will be the same date as the Expiration Date and that it will make conforming changes throughout the Subsequent Filing.

Comment 1:
The third sentence under the heading "Table of Fees and Expenses" in the Prospectus was revised to read as follows in Amendment No. 1: "If the Fund issues fewer Shares and the net proceeds to the Fund are reduced, all other things being equal, the total annual expenses shown could increase (emphasis added)."  Please change "could" back to "would".

Response:	The requested change will be made in the Subsequent Filing.

Comment 2:	Please streamline the disclosure regarding the calculation of the Basic Fee and any adjustments thereto in Footnote 4 under the heading "Table of Fees and Expenses" in the Prospectus.

Response:	The Fund proposes to revise such Footnote 4 so that it reads as follows:

"(4) The net investment advisory fee payable by the Fund to Royce is comprised of a Basic Fee and a Performance Adjustment.  The Basic Fee is a monthly fee equal to 1/12 of 1% (1% on an annualized basis) of the average of the Fund's month-end net assets for the rolling 60-month period ending with such month (the "performance period"). For these purposes, the Fund's net assets include any assets attributable to its outstanding common stock along with the liquidation value of any outstanding preferred stock.  The Basic Fee for any month is then adjusted upward or downward, subject to certain enumerated limits, based upon the investment performance of the Fund relative to that of the S&P 600 Index during the performance period.  For the twelve rolling 60-month periods in 2017, the Fund's investment performance ranged from 17% to 39% below that of the S&P 600 Index. Accordingly, the net investment advisory fee paid by the Fund to Royce for the year ended December 31, 2017 was $5,983,920 (i.e., a Basic Fee of $11,967,837 with a net downward Performance Adjustment of $5,983,917). Although the aggregate dollar amount that the Fund pays Royce is computed based upon the average of the Fund's month-end net assets for the applicable performance period, such amount above is expressed as a percentage of the Fund's average net assets for the fiscal year ended December 31, 2017 as adjusted to give effect to the completion of the Offer (i.e., assumes that all Primary Subscription Shares and all Over-Allotment Shares are sold); such percentage differs from what the Fund presents as its investment advisory fee rate for financial reporting purposes.  See "Investment Advisory and Other Services Provided by Royce − Investment Advisory Fee" for a more complete description of how the net investment advisory fee payable by the Fund to Royce is computed."

Comment 3:	Please streamline and clarify the disclosure in the first two paragraphs under the Average Annual Total Returns table that appears under the heading "Investment Performance" in the Prospectus.

Response:	The Fund proposes to reorganize the disclosure appearing under the heading "Investment Performance" in the Prospectus as set forth below.

First, the Fund proposes to add the following disclosure to the end of the first paragraph under the heading "Investment Performance" in the Prospectus:

"The since inception NAV and Market Price returns for the Fund reflect both participation and non-participation in past common stock rights offerings. As shown in the table below, participation in past rights offerings has had a positive impact on stockholder returns because it resulted in the purchase of Shares in such offerings at a discount to the then-applicable market price and NAV per Share."

Second, the Fund proposes to add the following disclosure to the end of the second paragraph under the heading "Investment Performance" in the Prospectus:

"The since inception returns for the Russell 2000 Index and the S&P 600 Index are presented under the column heading "Without Rights Offering Participation (%)" in the table below."

Third, the Fund proposes to add a footnote to the "From November 26, 1986 (inception) to December 31, 2017" column heading that appears in the "Average Annual Total Returns" table.  Such footnote would provide as follows:

"* The NAV and Market Price returns for the Fund for the period from November 26, 1986 (inception) through December 31, 2017 are based on the Fund's initial NAV of $9.28 per Share, and the Fund's initial public offering price of $10.00 per Share, respectively."

Finally, the Fund proposes to delete the first two paragraphs in Amendment No. 1 that immediately followed the "Average Annual Total Returns" table.

Comment 4:
Under the heading "Dividends, Distributions and Reinvestment Plan− Distribution Reinvestment and Cash Purchase Plan" in the Prospectus, please add disclosure that the Fund's use of newly-issued shares to implement the distribution reinvestment portion of the Plan will have the effect of increasing the aggregate amount of investment advisory fees payable to Royce.

Response:
The Fund proposes to add the following disclosure after the end of the last sentence in the fourth paragraph under the heading "Dividends, Distributions and Reinvestment Plan−Distribution Reinvestment and Cash Purchase Plan" in the Prospectus:

"Using newly-issued shares to implement the distribution reinvestment portion of the Plan will have the effect of increasing the aggregate amount of investment advisory fees payable to Royce."

Comment 5:
Under the heading "Additional Information−Portfolio Transactions" in the SAI, please provide the value of the Fund's aggregate holdings of the securities of Virtu Financial, Inc. as of the close of the Fund's most recent fiscal year in accordance with the requirements of Instruction 5 to Item 22 of Form N-1A.

Response:
The Fund proposes to delete the relevant sentence under the heading "Additional Information−Portfolio Transactions" in the SAI regarding its holdings of Virtu Financial, Inc. as of December 31, 2017 and replace it with the text set forth below:

"As of December 31, 2017, the Fund held equity securities of Virtu Financial, Inc., a regular broker or dealer (as defined in Rule 10b-1 under the 1940 Act) of the Fund, with a value of approximately $1,852,000."

* * * * * * * * * *

The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the SEC is not foreclosed by its comment process from taking any action with respect to the Fund's documents.

Please do not hesitate to contact me at (212) 508-4578 if you have any related comments or if you require additional information regarding the Amendment No. 1.

Respectfully submitted,

/s/ John E. Denneen

John E. Denneen
Secretary